

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 18, 2018

James A. Schubilske
Vice President and Treasurer
Wisconsin Public Service Corporation
700 North Adams Street
P.O. Box 19001
Green Bay, WI 54307-9001

> **Re:** **Wisconsin Public Service Corporation**
> **Registration Statement on Form S-3**
> **Filed January 5, 2018**
> **File No. 333-222430**

Dear Mr. Schubilske:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Parhaum J. Hamidi, Special Counsel, at (202) 551-3421 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products